                                                                    EXHIBIT 12.1

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES




                                                                                              NINE MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                  SEPTEMBER 30,
                                           ----------------------------------------------     -----------------
                                            1992      1993      1994      1995      1996        1996     1997
                                           -------   -------  --------  --------  -------     -------   -------
                                                                     (IN THOUSANDS)
Earnings(1) . . . . . . . . . . . . . .    $59,682   $72,615  $ 80,317  $ 77,349  $88,822     $63,185   $66,084
Fixed charges(2)  . . . . . . . . . . .    $37,288   $36,965  $ 36,491  $ 35,844  $34,922     $26,237   $25,339

Earnings/fixed charges  . . . . . . . .      1.6       2.0       2.2      2.2         2.5 (3)     2.4       2.6 (3)


_________
(1) Income from continuing operations before income taxes, fixed charges (excluding interest capitalized) and minority interest expenses of subsidiaries with fixed charges.
(2) Interest and amortization of debt expense, including the interest portion of rental obligations deemed representative of the interest factor.

(3) Such ratios were 3.0 and 3.0 on a pro forma basis for the year ended December 31, 1996, and the nine months ended September 30, 1997, respectively, assuming that the sale of the Notes and the application of the net proceeds therefrom as described under "Use of Proceeds" occurred as of January 1, 1996, and adjusted only to give effect to the net decrease in interest expense resulting therefrom.